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CUSIP No. 20364V-10-9          SCHEDULE 13D                Page  1 of 14
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)
                            COMMUNITY FINANCIAL CORP.
                                (Name of Issuer)
                                  COMMON STOCK
                         (Title of Class of Securities)

                                   20364V-10-9
                                 (CUSIP Number)
                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                            Telephone: (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 20364V-10-9          SCHEDULE 13D                Page  2 of 14
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Value Partners III, L.P.

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           90,000
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    90,000
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            90,000

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  4.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
----------------------------------------------------------------------------

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CUSIP No. 20364V-10-9          SCHEDULE 13D                Page  3 of 14
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Associates, L.P.

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           90,000
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    90,000
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            90,000

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  4.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
----------------------------------------------------------------------------

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CUSIP No. 20364V-10-9          SCHEDULE 13D                Page  4 of 14
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Value LLC

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           90,000
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    90,000
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            90,000

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  4.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            OO
----------------------------------------------------------------------------

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CUSIP No. 20364V-10-9          SCHEDULE 13D                Page  5 of 14
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Joseph Stilwell

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) PF, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States

----------------------------------------------------------------------------
                7. Sole Voting Power:

NUMBER OF          0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8. Shared Voting Power

OWNED BY           90,000
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    90,000
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            90,000

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  4.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
----------------------------------------------------------------------------

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CUSIP No. 20364V-10-9          SCHEDULE 13D                Page  6 of 14
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ITEM 1.   SECURITY AND ISSUER

     This is Amendment No. 5 to the Schedule 13D filed on January 4, 2001 ("Original 13D"), to Amendment No. 1 to the Original 13D filed on January 29, 2001 ("Amendment No. 1"), to Amendment No. 2 to the Original 13D filed on February 28, 2001 ("Amendment No. 2"), to Amendment No. 3 to the Original 13D filed on April 10, 2001 ("Amendment No. 3"), and to Amendment No. 4 to the Original 13D filed on November 30, 2001 ("Amendment No. 4"), by Stilwell Value
Partners III, L.P., a Delaware limited partnership ("Stilwell Value Partners III"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners III and Stilwell Associates, and Joseph Stilwell, managing and sole member of Stilwell Value LLC. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

     This Schedule 13D relates to the common stock ("Common Stock") of Community Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 240 E. Chestnut Street, Olney, Illinois 62450-2295. The joint filing agreement of the members of the Group is attached as Exhibit 1.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including shares of Common Stock held in the name of Stilwell Value Partners III and Stilwell Associates, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners III and Stilwell Associates.

     The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

     The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners III and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners III and Stilwell Associates.

     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Stilwell is a citizen of the United States.

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CUSIP No. 20364V-10-9          SCHEDULE 13D                Page  7 of 14
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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source and amount of funds expended by members of the Group to acquire the Common Stock held was previously reported in their Original 13D and Amendments. Since the filing of Amendment No. 2 to the Original 13D, no members of the Group have made any additional purchases of Common Stock of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION

     The Group acquired shares of Common Stock of the Issuer for investment purposes after the Issuer announced the signing of definitive agreements for the sale of two of its four subsidiary banks and its continued pursuit of the sale of one or more of its remaining subsidiary banks.

     The Group is filing this Amendment No. 5. to report that because, as noted below, it has accomplished its purpose of maximizing shareholder value, it has reduced its stake in the Issuer.

     On January 25, 2001, the Issuer announced the signing of a definitive agreement with First Mid-Illinois Bank & Trust, N.A. for the sale of its subsidiary American Bank of Illinois. The Group then reported that it intended to nominate alternate candidates to the Issuer's Board of Directors and to solicit proxies from other shareholders for this purpose if the Issuer did not enter into a final sale of its remaining subsidiary bank before the annual meeting. On March 8, 2001, members of the Group confirmed in writing that it was requesting the Issuer to invite a nominee of the Group to join the Board. A copy of this letter is attached as Exhibit 3. On March 27, 2001, members of the Group wrote to the Issuer confirming that the Issuer had agreed to meet with the Group's nominee during the week of April 2, 2001. A copy of this letter is attached as Exhibit 4. On March 30, 2001, the Issuer announced it entered into an agreement to be merged with First Financial Corporation for cash estimated at $15.00 per share, subject to further agreements and regulatory and shareholder approval. On December 20, 2001, the Issuer announced that its shareholders approved the merger with First Financial Corporation. The Group has accomplished its purpose of maximizing shareholder value.

     On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

     On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board

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CUSIP No. 20364V-10-9          SCHEDULE 13D                Page  8 of 14
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invite the Stilwell CMRN Group's  representatives to join the Board,  writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.


     On February 23, 2001, certain members of the Group ("Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believes the value of Montgomery's assets exceeds its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. In a Form 10Q filing dated May 14, 2001, Montgomery disclosed that its Board had amended its bylaws to require that directors or nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and
(d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. (In documents produced by Montgomery to members of the Stilwell MONT Group, it was revealed that eleven days after the filing of the Stilwell MONT Group's Original 13D, Montgomery's Board held a Special Meeting at which it adopted the foregoing amendment.) On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to "help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential acquisition or merger." On June 13, 2001, the Group noticed its intention to nominate two persons to Montgomery's board at the 2001 annual meeting. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

     On June 14, 2001, certain members of the Group (the "Stilwell HCBB Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would expand its board of directors by one seat and appoint a director selected by the Stilwell HCBB Group. Additionally, HCBB agreed to adopt annual financial targets. If HCBB does not achieve this target, it has agreed to retain an investment banking firm to help it to evaluate alternatives to maximize shareholder value. So long as HCBB achieves the target, the Stilwell HCBB Group has agreed, among other things, to: (a) refrain from soliciting proxies to elect an alternate slate to the Board, (b) refrain from interfering with the operational decisions of HCBB, (c) refrain from making statements critical of HCBB, and (d) support the election of HCBB 's nominees to the Board. Unless earlier terminated pursuant to its terms, the parties' agreement expires on its fifth anniversary. On October 22, 2001, the Stilwell HCBB Group disclosed that HCBB named John G. Rich, the Stilwell HCBB Group's appointee, as its new director.

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CUSIP No. 20364V-10-9          SCHEDULE 13D                Page  9 of 14
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     On November  17, 2000,  certain  members of the Group (the  "Stilwell  OTFC
Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("Oregon Trail"). In its Schedule 13D, the Stilwell OTFC Group stated that its purpose in acquiring the stock of Oregon Trail is to profit from the appreciation in the market price of its stock through the assertion of shareholder rights, including, but not limited to, seeking representation on its Board of Directors, communicating with other shareholders, and making proposals to management, including with regard to a possible sale of Oregon Trail. The Stilwell OTFC Group also stated that it believes that Oregon Trail can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. On December 15, 2000, the Stilwell OTFC Group filed an amended Schedule 13D and reported that it had scheduled a meeting with representatives of Oregon Trail's management to discuss Oregon Trail's business plans and goals for return on equity. On January 9, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting the commencement of a lawsuit to compel Oregon Trail to produce its complete list of shareholders and other records, including specified minutes of Board of Directors meetings.

     On February 1, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that during its January 25th meeting with Oregon Trail's management, the Stilwell OTFC Group proposed to Oregon Trail's representatives that it invite two of its nominees to sit on the Board. Oregon Trail agreed to consider the proposal.

     On February 16, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that on February 14, 2001, Oregon Trail informed the Stilwell OTFC Group that it had rejected its proposal. The Stilwell OTFC Group reported that it would nominate an alternate slate of nominees to sit on the Board of Directors and that it will solicit proxies for this purpose. The Stilwell OTFC Group reported that it retained D.F. King & Co. as its proxy solicitor.

     In the amended Schedule 13D filed on February 16, 2001, the Stilwell OTFC Group also reported the filing of its lawsuit against Charles Henry Rouse, a director of Oregon Trail. The lawsuit seeks to remove Mr. Rouse from Oregon Trail's Board alleging Mr. Rouse violated Oregon Trail's residency requirement for directors. On September 12, 2001, the court orally granted Rouse's motion for summary judgment and dismissed the action. The Stilwell OTFC Group filed a notice of appeal from the trial court judgment. The Stilwell OTFC Group has reserved the right to proceed against other directors for breaches of their fiduciary duties with respect to this and other events.

     On February 23, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that the parties were unable to enter into a settlement agreement regarding the shareholder list litigation referred to above because Oregon Trail refused to produce the Cede list and the NOBO list. A hearing before the Baker County Court was held on May 4, 2001. On June 30, 2001, the Judge granted Oregon Trail's motion to dismiss the proceeding for improper service and awarded Oregon Trail attorney fees in an amount to be determined by the court at later date, however, as noted below, ultimately no fees were awarded to Oregon Trail. On July 5, 2001, Stilwell Associates commenced a new proceeding seeking the Cede list and NOBO list. On July 27, 2001, the Judge issued an order requiring Oregon Trail to turn over to Stilwell

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CUSIP No. 20364V-10-9          SCHEDULE 13D                Page  10 of 14
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Associates Oregon Trail's Cede list and its NOBO list (if Oregon Trail possessed the latter), and finding it "fair and equitable" to award Stilwell Associates its attorney fees and costs incurred in this case. The Judge heard the parties' attorney fees applications on November 30, 2001. On December 24, 2001, the Baker County Judge signed an order awarding Stilwell Associates $10,000 in attorney fees against Oregon Trail and denying Oregon Trail's application for an award of attorney fees against Stilwell Associates.

     On May 8, 2001, a member of the Stilwell OTFC Group sent a letter to Oregon Trail demanding that it remove one of its directors, Edward H. Elms, from the Board on the grounds that Mr. Elms allegedly gave false deposition testimony in the above-mentioned Rouse lawsuit. The letter stated that if Oregon Trail did not demand the resignation of Mr. Elms or commence an action to remove him by May 18, 2001, the Stilwell OTFC Group would commence a derivative action to remove Mr. Elms. Oregon Trail failed to abide by the demand within the specified deadline. Therefore, a derivative action was filed on May 22, 2001 by Stilwell Associates in the U.S. District Court for the District of Oregon seeking to remove Mr. Elms. On May 29, 2001, Oregon Trail and Mr. Elms filed their answer, defenses, affirmative defenses, counterclaims and third-party complaint against the Stilwell OTFC Group. This pleading denied the material allegations of the complaint and lodged four counterclaims and third-party claims alleging defamation and filing an incomplete, inaccurate and misleading Schedule 13D because the Group's May 8, 2001 Schedule 13D included the allegedly defamatory demand letter. On June 26, 2001, Oregon Trail moved to dismiss the derivative action alleging that the complaint fails to state a cause of action. On July 9, 2001, Stilwell Associates moved to supplement its complaint in order to refer to the fact that on May 25, 2001, after the original complaint was filed, Oregon Trail sent Stilwell Associates a written rejection of the May 8th demand letter. On July 30, 2001, Stilwell Associates filed a motion to dismiss the third-party claims and counterclaims for defamation and Section 13(d) violations alleging that the statements concerning Elms are true, absolutely privileged and do not constitute Section 13(d) violations. On August 15, 2001, in response to the motion to dismiss, Oregon Trail and Elms stipulated to withdraw with prejudice their causes of action for defamation. The motions were heard by the court on August 23, 2001. On September 18, 2001, the court issued a ruling finding that the Stilwell OTFC Group had not pled facts supporting subject matter jurisdiction with respect to the amount in controversy, and dismissed the Stilwell OTFC Group's case without prejudice. The court also dismissed, without prejudice, Oregon Trail's counterclaim against the Stilwell OTFC Group alleging
Section 13(d) violations. The pending motions were denied as moot.

     On August 17, 2001, Stilwell Associates served its notice of intent to nominate either or both of Kevin Padrick, Esq., or Neil Bryant, Esq., to Oregon Trail's Board of Directors at the 2001 annual shareholders meeting.

     On September 12, 2001, Oregon Trail filed a lawsuit against members of the Stilwell OTFC Group in the United States District Court for the District of Oregon alleging that members of the Stilwell OTFC Group violated the federal securities laws by making allegedly false statements in the Stilwell OTFC Group's proxy materials. The suit seeks injunctive relief. On September 14, 2001, the Stilwell OTFC Group filed its answer and counterclaims against Oregon Trail alleging, among other things, undue delay, unclean hands, mootness and that statements made in Oregon Trail's proxy materials allegedly violate the federal securities laws. On

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CUSIP No. 20364V-10-9          SCHEDULE 13D                Page  11 of 14
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September  17, 2001,  Oregon Trail filed a motion for a  preliminary  injunction against the Stilwell OTFC Group in connection with the litigation. The Stilwell OTFC Group opposed the motion and sought a preliminary injunction against Oregon Trail. The hearing on the motion was held on September 25, 2001, and on September 26, 2001, the Court rendered an opinion denying both motions. On December 28, 2001, the Issuer filed a second amended complaint against members of the Stilwell OTFC Group, and members of the Stilwell OTFC Group intend to seek its dismissal.

     On October 12, 2001, the shareholders of Oregon Trail elected the Stilwell OTFC Group's candidate, Kevin D. Padrick, to a seat on the Board of Directors for a three-year term. The Independent Inspector of Elections certified that out of 2,986,859 shares of Oregon Trail's stock voting at the meeting, Mr. Padrick received 1,865,828 votes for, with 5,176 withheld, and John Gentry, one of Oregon Trail's nominees, received 1,076,094 votes for, with 39,761 withheld. John A. Lienkaemper, the other Oregon Trail nominee, received 1,068,769 votes for, with 47,086 withheld. Mr. Padrick received 62% of the total shares voted and Mr. Gentry received 36% of the total shares voted.

     On or about October 18, 2001, Oregon Trail agreed to remove Mr. Padrick as a named defendant in the September 12th proxy litigation. On October 23, 2001, Oregon Trail awarded Mr. Padrick options to purchase 5,000 shares of Common Stock from the Issuer.

     Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 2,147,470, reported as the number of outstanding shares as of November 9, 2001, on a Form 10-Q dated November 13, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners III

    (a)  Aggregate number of shares beneficially owned: 90,000
         Percentage: 4.1%

    (b)   1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 90,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 90,000

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     (c) On January 3, 2001,  Stilwell  Value Partners III sold 51,000 shares of
Common Stock at $15.00 per share totaling $765,000.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners III, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners III. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners III with regard to those shares of Common Stock.

(B)   Stilwell Associates

      (a)  Aggregate number of shares beneficially owned: 90,000
           Percentage: 4.1%

      (b)   1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 90,000
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 90,000

     (c) Stilwell Associates has not made any purchases or sales of Common Stock since the date of the filing of Amendment No. 2 to the Original 13D on February 28, 2001.

     (d) Because he is the managing member of Stilwell LLC which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)   Stilwell Value LLC

     (a) Aggregate number of shares beneficially owned: 90,000
         Percentage: 4.1%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 90,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 90,000

     (c) Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners III and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners III and Stilwell Associates.

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(D)   Mr. Joseph Stilwell

     (a) Aggregate number of shares beneficially owned: 90,000
         Percentage: 4.1%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 90,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 90,000

     (c) Mr. Stilwell has not made any purchases or sales of Common Stock since the filing of Amendment No. 4 on November 30, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC in its capacity as general partner as described in this Schedule 13D, is entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.      Description
--               -----------
1     Joint Filing Agreement*
2     Letter to Issuer from Stilwell Associates, L.P., dated February 27, 2001**
3     Letter to Issuer from Stilwell Associates, L.P., dated March 8, 2001***
4     Letter to Issuer from Stilwell Associates, L.P., dated March 27, 2001***

      * Previously filed on January 4, 2001
      ** Previously filed on February 28, 2001
      *** Previously filed on April 10, 2001



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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 8, 2002

                                          STILWELL   VALUE  PARTNERS  III, L.P.

                                          /S/ JOSEPH STILWELL
                                          ---------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /S/ JOSEPH STILWELL
                                          ---------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL ASSOCIATES, L.P.

                                          /S/ JOSEPH STILWELL
                                          ---------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /S/ JOSEPH STILWELL
                                          ---------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL VALUE LLC

                                          /S/ JOSEPH STILWELL
                                          ---------------------------------
                                          By:      Joseph Stilwell
                                                Managing and Sole Member

                                          JOSEPH STILWELL

                                          /S/ JOSEPH STILWELL
                                          ---------------------------------
                                          Joseph Stilwell